Wilshire Bancorp, Inc. 3200 Wilshire Boulevard, Los Angeles, California 90010 Corporate Headquarters Telephone (213) 387-3200

May 17, 2012

VIA EDGAR

Michael Volley

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wilshire Bancorp, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 15, 2012
File No. 000-50923

Dear Mr. Volley:

This letter constitutes the response of Wilshire Bancorp, Inc. (the “Company”) to the comment letter of the staff (“Staff”) of the Division of Corporation Finance dated May 4, 2012 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2011 filed March 15, 2012.

Set forth below are the Company’s responses to the Comment Letter.  For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.   Throughout your filing, you disclose that you enhanced loan underwriting procedures during 2011 and that your enhanced procedures contributed to a substantial improvement in credit quality.  Please revise future filings to describe in detail how you enhanced loan underwriting procedures during each period presented. Also, specifically discuss the benefits from segregating personnel and responsibilities related to loan sales from personnel and responsibilities related to loan underwriting processes.

RESPONSE:

The Company will disclose in future filings how it has enhanced loan underwriting procedures during each period presented and will discuss the benefits from segregating personnel and responsibilities related to loan sales from personnel and responsibilities related to loan underwriting processes. We expect future disclosure to be similar to the following:

Non-performing loans (“NPLs”), net of SBA guaranteed portion, was $43.8 million at the end of 2011 compared to $71.2 million, $70.8 million, $15.6 million, and $10.6 million at the end of 2010, 2009, 2008, and 2007, respectively. At December 31, 2011, the NPLs as a percentage of total loans was 2.21%, compared to 3.06%, 2.92%, 0.76%, and 0.59% at December 31, 2010, 2009, 2008, and 2007, respectively.  The decrease in NPLs from 2010 to 2011 was largely a result of note sales and charge-offs.

In 2011, the loan underwriting and monitoring procedures were changed in response to the deficiency in the operating effectiveness of loan underwriting, approval, and renewal processes for certain loan originations and asset sales associated with the Company’s former senior marketing officer.  In response, three main changes were implemented to help remediate the deficiencies in the operating effectiveness of loan underwriting, approval, and renewal processes for certain loan originations and asset sales as well as to reduce our overall problem loan levels.

First, loan officers were separated from marketing officers and branch managers who are generally responsible for loan marketing.  This was done by establishing three new underwriting centers. The three underwriting centers are overseen by credit individuals whose main job function is to objectively review and underwrite credit requests that are submitted by marketing officers or branch managers.  The benefit of having independent underwriting centers is that underwriters can objectively underwrite loans with minimal influence from marketing individuals.

Second, standard underwriting procedures were revised to include calculating business, property, and global cash flows, and to ascertain business/personal net worth, and providing uniform underwriting templates.  Previously, the Company did not include global cash flows in standard underwriting memos.  The Company also did not have standard cash flow analysis and underwriting templates.  The benefit of standardizing underwriting, especially cash flow analysis and inclusion of the global cash flow analysis, is that credit decision makers are better informed of the borrowers’ financial performance and therefore are able to more soundly make credit decisions.

Finally, an enhanced standard loan monitoring procedure was implemented.  This loan monitoring procedure requires underwriters to manage their loans more rigorously by performing periodic assessment of credits.  Depending on loan types and risk grades, monitoring is required quarterly, semi-annually, or annually.  A standard condensed monitoring form called “Compliance Certificate Memo” (CCM) was also created to effectively monitor credits by focusing on the most essential credit elements such as cash flows, payment history, property tax delinquency status, credit scores, compliance of covenants and conditions, and proper allocation of loan risk grade. The new loan monitoring procedure encourages proactive loan monitoring, and is pivotal in the early identification of problem loans.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 62

2.  On page 63, you refer to a portfolio of pooled trust preferred securities.  However, you do not disclose any information related to these securities in any other part of your filing.  Please provide us a schedule of the amortized cost, unrealized gains/(losses) and fair value at each period end presented.  If fair value is greater than the amortized cost, please explain in detail your fair value measurement policies and the key facts and circumstances regarding these securities at December 31, 2011 which resulted in no unrealized losses given the significant credit issues related to many of these securities.

RESPONSE:

The Company’s Annual Report on Form 10-K for the year ended December 31, 2011 disclosed that it considers all relevant available information when making other-than-temporary impairment assessment for its portfolio of residual securities and pooled trust preferred securities.

The Company does not have any pooled trust preferred securities in its investment portfolio nor did it have any pooled trust preferred securities in any of the periods covered in the Annual Report on Form 10-K for the year ended December 31, 2011.  In future filings, the Company will delete, as appropriate, the references to pooled trust preferred securities from our disclosure.

Allowance for Loan Losses, page 64

3.  You disclose that in the third phase of your allowance for loan loss analysis you consider relevant internal and external factors that may affect the collectability of a loan portfolio and that you may adjust your loss migration ratios accordingly.  Considering the judgment involved in estimating loan losses and the fact that your allowance for loan losses is a critical accounting policy, please revise future filings to:

▪                 Present additional granularity regarding any adjustments made to loss migration ratios;

▪                 Discuss adjustments made by loan segment or loan class for each period presented and discuss the specific facts and circumstances for the adjustments; and

▪                 Discuss the amount of the allowance for loan losses that is attributable to the internal and external factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

RESPONSE:

The Company will disclose in future filings additional granularity regarding any adjustment made to loss migration ratios, discuss adjustments made by loan segment or loan class including specific facts and circumstances for the adjustment, and include the amount of allowance for loan losses attributable to the internal and external factors for each period and discuss the facts and circumstances related to any trends in the amount of allowance attributable to internal and external factors. We expect future disclosure to be similar to the following:

In the third phase of our allowance for loan loss analysis, we apply a qualitative adjustment (“QA”) in which we consider relevant internal and external factors that may affect the collectability of loans in the Company’s loan portfolio.  We use a credit risk matrix to determine the impact to the loss migration analysis.  This matrix enables management to adjust the general allocation based on the loss migration ratio.  The QA matrix takes into consideration different factors both internal and external, and includes forecasted and current state of the economy (unemployment & GDP), peer bank trends, problem loan trends (non-accrual, delinquency, and impaired loan), real estate value trends, internal loan review trends, and other factors. Although the QA takes into consideration different loan segments and loan types, the adjustments are made to the loan portfolio as a whole.  The adjustments are based on trends of the loan portfolio as a whole. Management feels that this is an appropriate method to reliably estimate the allowance for loan losses.

The total allowance for loan losses at March 31, 2012 was $99.8 million compared to $103.0 million at December 31, 2011.  Allowance coverage of gross loans at the end of the first quarter of 2012 was 5.11%, and was 5.19% at the end of the fourth quarter of 2011.  General valuation allowance (“GVA”) at March 31, 2012 totaled $84.1 million, or 84.3% of total allowance for loan losses, and specific valuation allowance (“SVA”) on impaired loans totaled $15.7 million, or 15.7% of the total allowance for loan losses. The QA included in the GVA portion of the allowance for loan losses totaled $16.8 million, or 19.3% of the total GVA at March 31, 2012.  At December 31, 2011, GVA portion totaled $88.9 million or 86.4% of total allowance while specific reserves on impaired loans totaled $14.1 million, or 13.6% of the total allowance for loan losses.  The QA included in the GVA portion of the allowance for loan losses at December 31, 2011 totaled $17.2 million, or 19.4% of the total GVA.

The total GVA at March 31, 2012 declined $4.8 million, or 5.7%, compared to the previous quarter.  The decrease is largely due to the declining trend in net charge-offs, or losses on loans, experienced during recent quarters.  This decline has led to decrease in historical loss ratios reducing the overall GVA portion of the allowance for loan losses.  The QA, also included in the general valuation portion of the allowance for loan losses, declined by $411,000 to $16.8 million at the end of the first quarter of 2012, a reduction of 2.4% from the previous quarter.  This decline was mostly due to the reduction in loan balances, as current internal and external trends did not warrant a significant change relative to where the Company stands within its credit cycle as it relates to the QA portion of the allowance.  With continued economic uncertainty and recent trends in our problem loans as well as our loan portfolio as a whole, a significant adjustment to the QA was not made during the first quarter of 2012. Should improvements in the economic environment and in our loan portfolio occur in the future, we may experience a reduction in overall QA in subsequent quarters. The total SVA portion of our allowance experienced an increase of $1.6 million, or 10.3% during the first quarter of 2012, compared to the fourth quarter of 2011.  The increase was largely a result of one loan that was modified as a TDR which had an impairment balance of $2.7 million during the first quarter of 2012.

Results of Operations, page 69

4.   We note your disclosure that the decrease in your loan portfolio in 2011 was largely attributable to problem loan sales transactions throughout the year in addition to a decline in loan originations.  Please tell us and revise your future filings to discuss in further detail your problem loan sales during the year which should include, but not be limited to, the total amount of problem loans sold, the types of problem loans sold and the reasons for loan sales.

RESPONSE:

The Company will revise its future filings to discuss in further detail problem loans sold during the relevant periods including the types of loans sold, the amount sold, and the reason for the sale. We expect future disclosure to be similar to the following:

 As a result of the challenging economic conditions, the Company experienced deterioration in credit quality throughout 2009 and into the first quarter of 2011. The general economic conditions in the United States as well as the local economies in which the Company does business have experienced difficulties with downturns in the housing sector and the continued below-trend GDP growth. However, management took a proactive approach to dispose of non-performing and delinquent loans through aggressive note sales. In 2011, the Company sold a total of $58.6 million (carrying value after charge-offs) in non-accrual loans and TDR loans. The average weighted discount to original principal balance on the total non-accrual and TDR loans sold in 2011 was 36.1%.  All the problem loans that were sold were real estate secured. The Company identified these loans in particular to reduce the number of problem assets on our balance sheet. With the reduction in problem loans experienced in 2011, the Company did not sell any non-accrual or TDR loans during the first quarter of 2012.

Provision for Income Taxes, page 76

5.  You disclose that in 2011 you were able to partially realize federal tax benefits from low income housing tax credit funds.  Please tell us all the relevant facts and circumstances related to these tax credits, explain how you were able to realize the tax benefits considering your net loss for 2011, specifically tell us if you received a tax refund related to the tax credits, quantify the amounts realized for each period presented and provide any relevant accounting guidance supporting your treatment.  Please revise future filings to quantify the benefits recognized for each period presented.

RESPONSE:

For 2011, the Company had a net book loss of $30.3 million.  However, the Company had pre-tax book income of $3.3 million for the year.  A substantial factor in the book loss was the tax provision expense recorded for the valuation allowance recorded against the deferred tax assets during the 2011 year. Despite the 2011 net book loss, the Company expects to have federal taxable income for 2011 and a federal income tax liability of $1.3 million before applying any low income housing credits.  The Company expects to generate $3.0 million of low income housing credits for 2011. The Company expects that it will utilize $1.0 million of the low income housing credits generated in 2011 against the $1.3 million of federal income tax liability resulting in a net current federal income tax liability of $325,000.  The balance of the low income housing credits generated in 2011, $2.0 million ($3.0 million -$1.0 million) was recorded as a federal deferred tax asset in 2011.

For low income housing credits generated in 2011 (as described above), the Company has not received a refund and does not expect to receive a refund for the $1.0 million of low income housing credits reflected as a benefit in the 2011 federal current provision.  The $1.0 million of 2011 low income housing credits reduces the amount of current federal income tax liability that would otherwise be payable for 2011 if no low income housing credits were available to the Company for 2011.

For the 2010 year, the Company recorded a deferred federal tax benefit of $2.6 million related to low income housing credits generated in 2010. In the 3rd quarter of 2011, subsequent to the filing of the 2010 Form 10K, the Company received its federal income tax form K-1 which reflected low income housing credits generated in 2010 of $4.1 million.  The Company also learned that of the $4.1 million of low income housing credits generated in 2010, $3.2 million were eligible to generate a refund of federal taxes from prior years (ie, these credits could be carried-back to prior years).  As a result, the Company recorded the following in 2011 related to the 2010 low income housing credits:

1.            In the 3rd quarter, recorded a deferred tax provision benefit (true-up) in the amount of $1.5 million and a corresponding deferred tax asset in the same amount (total 2010 credits of $4.1 million less $2.6 million previously recorded as benefit in 2010 = $1.5 million).

2.            In the 4th quarter, reclassified $3.2 million from a deferred tax asset to a current tax receivable asset to record the anticipated refund from the carryback of federal credits.

3.            In the 4th quarter, recorded a deferred tax provision expense of $938,000 for the valuation allowance increase of $938,000 on the remaining deferred tax asset established for the 2010 tax credits ($4.1 million less $3.2 million).

The Company received $3.2 million of refunds related to the 2010 low income housing credits in early 2012.

The Company’s 2011 tax provision has been prepared using the guidance provided by the Financial Accounting Standards Board’s “ASC 740, Income Taxes”.  The affordable housing tax credit calculation was made in accordance with Internal Revenue Code Section 42 and associated Treasury regulations.

Loan Portfolio, page 82

6.  ASU 2010-20 comprehensively updated the disclosure requirements related to the credit quality of receivables and the allowance for credit losses to assist financial statement users in assessing credit risk exposures and evaluating the adequacy of the allowance for credit losses.  The guidance defines two levels of disaggregation of a loan portfolio — portfolio segment and class of financing receivable, on which all the required disclosures are based. This defined disclosure framework allows financial statement users to more easily comprehend and analyze the total loan portfolio.  It does not appear that your current disclosure uses consistent loan categories which makes analysis of your loan portfolio and credit metrics difficult.  Therefore, please revise future filings to:

▪                 Clearly identify your portfolio segments and classes of financing receivables and to clearly show how your classes of financing receivables aggregate to your portfolio segments; and

RESPONSE:

In future filings, the Company will clearly show how its classes of financing receivables aggregate to its portfolio segments.  Future filings will add tables that show how the classes aggregate to the loan segments as follows:

	March 31, 2012
Applicable to:	Reserve	Gross Loans	(%)
Construction	$4,230	$38,552	10.97%
Real estate secured	74,988	1,609,501	4.66%
Commercial and industrial	20,442	290,325	7.04%
Consumer	166	16,433	1.01%
Total	$99,826	$1,954,811	5.11%

Our real estate secured loans and commercial and industrial loans are further broken down as follows when measuring for impairment and historical losses:

Real Estate Secured Loans	March 31, 2012
(Dollars In Thousands)	Reserve	Gross Loans	(%)
Residential real estate	$3,007	$100,048	3.01%
SBA real estate	2,711	136,733	1.98%
Gas station secured	4,451	108,697	4.09%
Carwash secured	6,804	51,740	13.15%
Hotel/motel secured	12,040	139,455	8.63%
Land secured	1,366	15,569	8.77%
Other secured	44,609	1,057,259	4.22%
Total real estate secured	$74,988	$1,609,501	4.66%

Commercial & Industrial Loans	March 31, 2012
(Dollars In Thousands)	Reserve	Gross Loans	(%)
SBA commercial	$4,006	$45,540	8.80%
Other commercial	16,436	244,785	6.71%
Total commercial & Industrial	$20,442	$290,325	7.04%

▪                 Revise your loan portfolio and credit quality disclosures in your MD&A and your financial statements to consistently present this information based on your portfolio segments and classes of financing receivables, as appropriate.

RESPONSE:

All of the Company future loan portfolio and credit quality disclosures in the MD&A and the financial statements will consistently present the same breakout of segments and classes. All disclosures where loans are broken out by class will be changed so that the classes are easily identifiable to the segments of our portfolio.  We expect the change in presentation will be as follows:

LOAN SEGMENTS	OLD CLASS PRESENTATION	NEW CLASS PRESENTATION

Construction	Commercial Real Estate	Construction
Real Estate Secured	Gas Station	Real Estate Secured
Commercial and Industrial	Carwash	Residential Real Estate
Consumer	Hotel/Motel	SBA Real Estate
	Land	Gas Station Secured
	Other	Carwash Secured
	Residential Real Estate	Hotel/Motel Secured
	Construction	Land Secured
	SBA Real Estate	Other Secured
	SBA Commercial	Commercial & Industrial
	Commercial	SBA Commercial
	Consumer	Other Commercial
Consumer

7.   On page 85, you disclose a roll forward of the discount on loans acquired in the acquisition of Mirae Bank.  It appears this disclosure includes both the accretable yield and non-accretable difference. Please revise future filings to separately disclose the amount of accretable yield at the beginning and end of each period presented, reconciled for additions, accretion, disposals of loans, and reclassifications to or from non-accretable difference. Refer to ASC 310-30-50-2.

RESPONSE:

In future filings, the Company will disclose the amount of accretable yield in a roll-forward format that includes additions, disposals of loans, and reclassifications of loans.  We expect future disclosure which adds a table showing the roll-forward of the accretable yield for each period to be similar to the following:

The following table is a breakdown of changes to the accretable yield of loans related to the acquisition of Mirae Bank for the three months ended March 31, 2012 and March 31, 2011:

	Three Months Ended
(Dollars in Thousands)	March 31, 2012	March 31, 2011

Balance at beginning of period	$6,419	$11,940
Discount accretion income recognized	(498)	(504)
Changes related to charge-offs	(519)	(1,139)
Disposals related to loan sales	-	(24)
Balance at end of period	$5,402	$10,273

Financial Statements

Note 1. Summary of Significant Accounting Policies — FDIC Indemnification Asset, page F-13

8.   Please revise future filings to disclose how increases and decreases in expected cash flows on covered loans impact your FDIC indemnification asset and your allowance for loan losses and how the changes are recognized in your income statement.  Please ensure your disclosure contains appropriate detail so an investor understands the nature of the increase in the allowance for loan losses related to the FDIC receivable as disclosed in your allowance for loan losses roll forward on page F-29.

RESPONSE:

In future filings, the Company will disclose how increases and decreases in expected cash flows on covered loans impact the FDIC indemnification asset and allowance for loan losses and how the changes are recognized in the Company’s income statement.  We expect future disclosure to be similar to the following:

With the acquisition of Mirae Bank, the Bank entered into a loss-sharing agreement with the FDIC for amounts receivable under the agreement. The Company accounted for the receivable balances under the loss-sharing agreement as an FDIC Indemnification asset in accordance with ASC 805 “Business Combinations”.  The FDIC indemnification asset was accounted for on the date of the acquisition at fair value by adding the present value of all the cash flows that the Company expected to collect from the FDIC based on expected losses to be incurred on the covered loan portfolio based on the terms of the loss-sharing agreement. As expected and actual cash flows increase and decrease from what was estimated at the time of acquisition, the FDIC indemnification and the impact to the allowance for loan losses will decrease and increase, respectively. When covered loans are paid-off, the FDIC indemnification asset is offset with interest income and the corresponding allowance for loan losses is reversed. Covered loans that become impaired with losses in excess of initially estimated, results in an increase in the allowance for loan losses and an increase in the indemnification asset by the insured amount.

At December 31, 2011, the FDIC receivable portion of the allowance for loan losses totaled $8.1 million, an increase of $3.0 million from the December 31, 2010 balance of $5.1 million.  The increase in the allowance for loan losses related to the FDIC indemnification was largely due to an increase of allowance for loan losses on covered loans where losses were more than originally estimated. Gross charge-offs on covered loans totaled $9.0 million which increased the FDIC indemnification by $6.9 million for total net charge-offs of $2.1 million.  The increase in FDIC indemnification also affected the FDIC receivable portion of the allowance which increased $3.0 million during 2011 to $8.1 million.

Note 5. Loans Receivable, Loans Held-for Sale, and Allowance for Loan Losses, page F-27

9.   In future filings, please revise your table on the bottom of page F-30 to separately disclose the balance of the allowance for loan losses related to loans measured for impairment using the guidance in ASC 310-30.  Refer to ASC 310-10-50-11B(g).

RESPONSE:

In future filings, the Company will disclose separately allowance measured for impairment under ASC 310-30.  The Company assesses all loans for impairment on an individual loan by loan basis, the figure which is already disclosed in our 10-K filing. No loans are impaired or assessed for impairment in groups or pools as the portfolio of impaired loans is fairly small and is mostly made up of unique real estate secured loans.  However, in future filings, the Company will revise its disclosure to include the loan balance and related allowance for loan losses for loans acquired with deteriorated credit quality. We expect future disclosure to be similar to the following:

At March 31, 2012 and December 31, 2011, loans acquired with deteriorated credit quality (ASC 310-30 formerly SOP 03-3 loans) totaled $1.7 million and $2.0 million, respectively.  The allowance related to these loans totaled $100,000 and $0 at March 31, 2012 and December 31, 2011, respectively.  The loan and allowance balances are included in the allowance roll-forward tables above, specifically in the impaired loan and specific valuation allowance balances.  The following is a breakdown of the loan balance and the associated allowance for loan losses allocation for loans acquired with deteriorated credit quality at March 31, 2012 and December 31, 2011:

March 31, 2012		Real Estate Secured							Commercial & Industrial
(Dollars In Thousands)	Construction	Residential Real Estate	SBA Real Estate	Gas Station	Carwash	Hotel/ Motel	Land	Other	SBA Commercial	Commercial	Consumer/ Other	Total
Balance of Loans Acquired With Deteriorated Credit Quality	$-	$-	$894	$-	$-	$-	$-	$677	$140	$25	$-	$1,736

Total Allowance for Loans Acquired With Deteriorated Credit Quality	$-	$-	$-	$-	$-	$-	$-	$100	$-	$-	$-	$100

December 31, 2011		Real Estate Secured							Commercial & Industrial
(Dollars In Thousands)	Construction	Residential Real Estate	SBA Real Estate	Gas Station	Carwash	Hotel/ Motel	Land	Other	SBA Commercial	Commercial	Consumer/ Other	Total
Balance of Loans Acquired With Deteriorated Credit Quality	$-	$-	$901	$-	$-	$-	$-	$937	$141	$65	$-	$2,044

Total Allowance for Loans Acquired With Deteriorated Credit Quality	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

10. We note disclosure of your impaired loans on page F-32 along with the corresponding footnote disclosure that states that the recorded investment adjustment is not deemed material to this presentation.  Please revise this table in future filings to either include the recorded investment in impaired loans or revise your current footnote to refer to the recorded investment in your impaired loans that is included in the tables on pages F-30 and F-31 for fiscal years ended December 31, 2011 and 2010, respectively.

RESPONSE:

The Company will revise its future disclosures so that the balances presented are all net of SBA guaranteed portions.  Previously certain balances in the credit section were net of SBA guaranteed portions and others were not.  The footnote that states “the recorded investment adjustment is not deemed material” has been removed. In its place, the Company now discloses the SBA guaranteed portion of loans in the disclosed table so that the balances reconcile to the balances on pages F-30 and F-31.  We expect future disclosure to be similar to the following:

	March 31, 2012

(Dollars In Thousands)	Total	Related	Average
	Balance*	Allowance	Balance
With Specific Reserves
Construction	$1,157	$150	$1,174
Real Estate Secured
Residential Real Estate	8,139	2,577	8,188
SBA Real Estate	3,827	1,010	4,448
Gas Station Secured	2,520	191	2,520
Carwash Secured	5,699	926	5,993
Hotel/Motel Secured	1,270	273	1,270
Land Secured	279	81	280
Other Secured	11,127	2,410	11,412
Commercial & Industrial
SBA Commercial	1,456	1,456	1,550
Other Commercial	7,101	6,601	7,392
Consumer	—	—	—
Total With Related Allowance	$45,575	$15,675	$44,227

Without Specific Reserves
Construction	$—	$—	$—
Real Estate Secured
Residential Real Estate	1,462	—	1,462
SBA Real Estate	1,776	—	1,463
Gas Station Secured	5,369	—	5,375
Carwash Secured	931	—	935
Hotel/Motel Secured	6,448	—	6,633
Land Secured	—	—	—
Other Secured	16,832	—	17,395
Commercial & Industrial
SBA Commercial	—	—	—
Other Commercial	43	—	41
Consumer	—	—	—
Total Without Related Allowance	$32,861	$—	$33,304
Total Impaired Loans	$75,436	$15,675	$77,531

* Balances are net of SBA guaranteed portions totaling $13.9 million at March 31, 2012

11.  We note your TDR disclosures on page F-33. Please address the following:

               Explain to us and revise future filings to clarify why you disclose two different TDR balances in each of your tables on page F-33 as of December 31, 2011;

RESPONSE:

The two different TDR balances resulted from one balance being net of SBA guaranteed portions while the other balance included SBA guaranteed portions as stated in the narrative section of the disclosure.  In future filings, the Company will change all balances to be net of SBA guaranteed portions so all TDR tables will reflect a consistent balance (see response to comment #10 above).

               Revise future filings to provide a roll forward of your TDR balances as we note a significant decrease during 2011; and

RESPONSE:

In future filings, the Company will present a TDR roll-forward table for the applicable periods including the inflow and outflow balances if there are significant changes in TDR balances.  We expect the TDR roll-forward table to be added in filings to be similar to the following:

(Dollars in Thousands)	March 31, 2012

Balance at Beginning of Period	$ 22,383

New TDR Loans Added	4,649

Reductions Due to Charge-Offs	(247)

Other Changes (Payments, Amortization, & Other Adjustments)	1,156

Balance at End of Period *	$ 27,941

* Balances net of SBA guaranteed portions totaling $3.8 million at March 31, 2012.

               Revise your MD&A in future filings to explain trends in your TDR balances.

RESPONSE:

In future filings, the Company will include narrative explaining the changes and trends in TDR balances for the applicable periods. We expect future disclosure to be similar to the following:

Total TDR loans increased $5.5 million from $22.4 million at December 31, 2011, to $27.9 million at March 31, 2012. The increase in TDR loans was largely due to the increase in loans modified during the first quarter of 2012.  Total inflows, or newly modified TDR loans, totaled $4.6 million during the first quarter of 2012, compared to total inflows of $2.9 million during the fourth quarter of 2011.  The increase in inflow during the first quarter of 2012 compared to the fourth quarter of 2011 was largely due to one loan with a balance of $2.7 million that was modified as a TDR loan during the first quarter of 2012.

12. We note your disclosure on page F-33 and F-34 related to TDR’s.  Please revise future filings to disclose the type of modification and the pre- and post-modification recorded investment in TDR’s modified during each period presented.   Refer to ASC 310-10-50-33.  Also, revise to explain the nature of your “payment” modifications.

RESPONSE:

In future filings, the Company will revise its TDR disclosures to include the type of modification by type of concession by pre-modification and post-modification balances for applicable periods. In addition the disclosure will include a description of the types of concessions made, including a description of the nature of payment modifications.  We expect future disclosure to be similar to the following:

The following table summarizes the pre-modification and post-modification balances and types of concession given for newly modified TDR loans for the quarters ended March 31, 2012 and December 31, 2011:

	March 31, 2012
(Dollars in Thousands)	Payment	Term/Maturity	Interest Rate	Total*

Pre-Modification Balance:
Real Estate Secured	$1,317	$-	$-	$1,317
Commercial & Industrial	349	-	2,961	3,310
Total TDR Loans	$1,666	$-	$2,961	$4,627

Post-Modification Balance:
Real Estate Secured	$1,294	$-	$-	$1,294
Commercial & Industrial	342	-	3,013	3,355
Total TDR Loans	$1,636	$-	$3,013	$4,649

Number of Loans:
Real Estate Secured	3	-	-	3
Commercial & Industrial	5	-	3	8
Total TDR Loans	8	-	3	11

* Balances are net of SBA guaranteed portions

At March 31, 2012 and December 31, 2011, all our TDR loans were modified through payment, term or maturity, or interest rate concessions.  Payment concessions usually consist of loans restructured where the monthly payment is reduced through a reduction in principal, interest, or a combination of principal and interest payments for a certain period of time.  Most of these types of concessions are interest only payments for three to six months.  Term or maturity concessions are loans that restructured so that the maturity date is extended beyond the original terms of the loans.  Interest rate concessions consist of TDR loans that are restructured with lower interest rates than market rates given on similar loans with the comparable risk characteristics.

13. We note your disclosure on page F-33 and F-34 related to TDR’s.  Please revise future filings to disclose the type of modification and the pre- and post-modification recorded investment in TDR’s that were modified within the previous 12 months and had a payment default. Refer to ASC 310-10-50-34.

RESPONSE:

In future filings, the Company will revise its TDR disclosures to include the type of modification and the pre- and post-modification recorded investment in TDRs that were modified within the previous 12 months and had a payment default.  We expect future disclosure to be similar to the following:

	TDRs With Payment Defaults During the Period Ended March 31, 2012

(Dollars in Thousands)	Payment	Term/Maturity	Interest Rate	Total*

Pre-Modification Balance:
Real Estate Secured	$-	$-	$-	$-
Commercial & Industrial	81	-	-	81
Total TDRs Defaulted	$81	$-	$-	$81

Post-Modification Balance:
Real Estate Secured	$-	$-	$-	$-
Commercial & Industrial	-	-	-	-
Total TDRs Defaulted	$-	$-	$-	$-

Number of Loans:
Real Estate Secured	-	-	-	-
Commercial & Industrial	3	1	-	4
Total TDRs Defaulted Loans	3	1	-	4

* Balances are net of SBA guaranteed portions

14. We note your disclosure of non-accrual loans on pages F-35 and F-36 for the fiscal years ended December 31, 2011 and December 31, 2010, respectively.  We also note these amounts are different from non-accrual balances included in your tables on page F-37. Please tell us and revise future filings to reconcile the differences between these amounts for each period. If the difference relates to the inclusion or exclusion of SBA guaranteed loan balances, please revise your footnote to quantify these amounts for consistency.

RESPONSE:

The tables on pages F-35 and F-36 represent all non-accrual loans at December 31, 2011 and December 31, 2010, respectively, and includes the balance of all loans in non-accrual status.  The tables on page F-37 represent total delinquent loans, which include all loans that are past due greater than 29 days.  The tables on page F-37 do not include non-accrual loans that are less than 30 days past due.  Non-accrual loans less than 30 days past due totaled $14.0 million and $17.3 million at December 31, 2011 and December 31, 2010, respectively.  These balances were not included in the tables on page F-37.

A reconciliation of the balances for December 31, 2011 is shown as follows:

Non-Accrual Loans on Page F-37

30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 days Past Due	Total Non-Accrual Loans Listed Above

$1,657	$2,648	$25,563	$ 29,868

Non-Accrual Loans Past Due 0-29 Days Not Listed In Table F-37			$ 13,964

Total Non-Accrual Loans as shown on F-35 for December 31, 2011			$ 43,832

In future filings the Company will disclose that the delinquent tables include non-accrual loans greater than 29 days only.  In addition, the Company will add a footnote stating that non-accrual loans less than 30 days past due are not included in the delinquency tables as these loans are not considered delinquent.  We expect future disclosure to be similar to the following:

Delinquent loans, including non-accrual loans 30 days or more past due, at March 31, 2012 is presented in the following table by loan type:

	March 31, 2012
(Dollars In Thousands)	30-59 Days	60-89 Days	Greater Than	Total Past Due*
	Past Due	Past Due	90 Days Past Due
Construction	$-	$8,139	$-	$8,139
Real Estate Secured
Residential Real Estate	562	639	2,481	3,682
SBA Real Estate	926	316	4,085	5,327
Gas Station Secured	-	-	4,725	4,725
Carwash Secured	931	-	5,699	6,630
Hotel/Motel Secured	-	-	2,538	2,538
Land Secured	-	-	-	-
Other Secured	1,663	2,302	17,028	20,993
Commercial & Industrial
SBA Commercial	1,106	85	54	1,245
Other Commercial	1,243	414	872	2,529
Consumer	-	-	-	-
Total	$6,431	$11,895	$37,482	$55,808
Non-Accrual Loans Listed Above **	$83	$8,818	$36,549	$45,450

*   Balances are net of SBA guaranteed portions totaling $21.2 million at March 31, 2012.

** Non-accrual loans less than 30 days past due totaling $5.5 million at March 31, 2012 are not included in the totals for non-accrual loans listed above as these loans are not considered delinquent

Note 24. Subsequent Events, page F-63

15. Please revise future filings to disclose the reasons you modified directors stock option awards.

RESPONSE:

In future filings, the Company will disclose the reason the Company modified director stock option awards. We expect future disclosure to be similar to the following:

On January 30, 2012, the Board of Directors for the Company approved the modification of stock options awards for the seven of its directors. The awards were previously issued to the Directors under the 2008 Stock Incentive Plan (the “2008 Plan”) which provides for a reserve of 2,933,200 shares of the Company’s common stock, no par value per share, to be issued in accordance with the terms of the 2008 Plan. A total of 430,000 stock options were modified on January 30, 2012. The exercise price of the modified stock options was $3.53 per share based on the market closing price of Wilshire’s shares of common stock on January 30, 2012. The vesting period for the modified awards began on January

30, 2012, at which time 25% was immediately vested and the remainder will be vested in 25% annual increments.  The modified stock option awards expire 10 years from the date of the modification, on January 30, 2022.

The Board of Directors believes that granting stock options to its Directors is an integral part of director compensation and serves as a means to attract and retain qualified individuals as Directors of the Company.  The Board of Directors further believes that awarding stock options is a means to align the Directors’ interests with those of the Company’s shareholders by increasing their ownership percentages in the Company and by rewarding increases in the Company’s stock price, which generally results from increased profitability.  Prior to the modification of the stock options’ exercise price, the Company’s stock was trading below the exercise price of stock option awards which ranged from $6.61 to $9.32.  The Board of Directors believed the stock options had lost their incentive, and the Board concluded that it was in the best interests of the Company to modify the outstanding stock options for a lower exercise price and extended exercise period in return for resetting the vesting schedule of the stock options.  The market closing price for Wilshire Bancorp shares of common stock on January 30, 2012 was $3.53.   By modifying the stock option award, the exercise price was modified to $3.53. The stock option modification also reset the vesting period of the stock options.  Although the previous stock awards were mostly all fully vested, the modification reset the vesting period as previously stated above.

In addition, the Company acknowledges that:

               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (213) 427-6560.

Sincerely,

/s/ Alex Ko

Alex Ko
Wilshire Bancorp, EVP and CFO